FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs National Australia
Bank Limited
ABN 12004044937

500 Bourke Street
Melbourne
Victoria 3000
ASX Announcement	Australia

Melbourne, Tuesday 27 September 2005

National Australia Bank Australian Region Market Briefing

On Wednesday 28th September Ahmed Fahour, CEO Australia, along with key senior executives from his team will provide an update on the Australian operations to the investment community.

This briefing will commence at 9.30am with materials regarding the briefing to be released through the ASX prior to that time.

This briefing will be webcast so all investors can watch on www.nabgroup.com.

For further information:

Geoff Lynch Head of Media Relations Australia 03 8634 1564 work 0405 319 819 mobile	Hany Messieh Group Manager, Investor Relations 03 8641 2312 work 0414 446 876 mobile

Samantha Evans External Relations Manager 03 8641 4982 work 0404 883 509 mobile

Group and Regional websites:

ASX Announcements and Group information (www.nabgroup.com)

Australian operations (www.national.com.au)

Clydesdale Bank (www.cbonline.co.uk)

Yorkshire Bank (www.ybonline.co.uk)

Bank of New Zealand (www.bnz.co.nz)

Institutional Markets & Services (www.nabmarkets.com)

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Brendan T Case

Date:	27 September 2005	Title:	Associate Company Secretary